Exhibit 99.1

Press Release Paris, January 11, 2022

Technip Energies to Purchase 1.8 Million
of its Own Shares From TechnipFMC

Technip Energies (PARIS:TE) (the “Company”), a leading Engineering & Technology company for the Energy Transition, today announces that it has agreed to acquire 1.8 million of its own ordinary shares from TechnipFMC plc. The Company’s agreement to purchase these shares is part of TechnipFMC’s announced sell-down of its stake in the Company through a private sale transaction (the “Sale”) which also included Bpifrance Participations SA and HAL Investments, the Dutch investment subsidiary of HAL Holding N.V., each agreeing to purchase 3.6 million of the Company’s ordinary shares.

The purchase price of the shares subject to the Sale is set at €13.15 per share. The settlement for the Sale is expected to take place on or around January 14, 2022.

Upon completion of the Sale, TechnipFMC’s stake in the Company will be reduced to approximately 7%.

About Technip Energies

Technip Energies is a leading Engineering & Technology company for the energy transition, with leadership positions in Liquefied Natural Gas (LNG), hydrogen and ethylene as well as growing market positions in blue and green hydrogen, sustainable chemistry and CO2 management. The company benefits from its robust project delivery model supported by extensive technology, products and services offering.

Operating in 34 countries, our 15,000 people are fully committed to bringing our client’s innovative projects to life, breaking boundaries to accelerate the energy transition for a better tomorrow.

Technip Energies shares are listed on Euronext Paris. In addition, Technip Energies has a Level 1 sponsored American Depositary Receipts (“ADRs”) program, with its ADRs trading over-the-counter. For further information: www.technipenergies.com.

Press Release Paris, January 11, 2022

Forward-looking statements

This release contains “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of Technip Energies’ operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook,” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on Technip Energies’ current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on Technip Energies. While Technip Energies believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Technip Energies will be those that Technip Energies anticipates.

All of Technip Energies’ forward-looking statements involve risks and uncertainties (some of which are significant or beyond Technip Energies’ control) and assumptions that could cause actual results to differ materially from Technip Energies’ historical experience and Technip Energies’ present expectations or projections. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

For information regarding known material factors that could cause actual results to differ from projected results, please see Technip Energies’ risk factors set forth in Technip Energies’ filings with the U.S. Securities and Exchange Commission, which include amendment no. 4 to Technip Energies’ registration statement on Form F-1 filed on February 11, 2021.

Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Technip Energies undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

Disclaimers

This release is intended for informational purposes only for the shareholders of Technip Energies. This press release contains information within the meaning of Article 7(1) of the EU Market Abuse Regulation. This press release is not intended for distribution in jurisdictions that require prior regulatory review and authorization to distribute a press release of this nature.

The shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, US persons, absent registration or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. There will be no public offer of the shares in the United States or in any other jurisdiction. The shares are being offered outside the United States in transactions that are not subject to the Securities Act pursuant to Regulation S under the Securities Act (“Regulation S”) to persons other than US persons (within the meaning of Regulation S) and in the United States to "qualified institutional buyers" (“QIBs”) pursuant to an exemption from, or in transactions not subject to, the registration requirements of the Securities Act.

Press Release Paris, January 11, 2022

Contacts

Investor Relations	Media Relations

Phillip Lindsay Vice-President, Investor Relations Tel: +44 203 429 3929 Email: Phillip Lindsay	Stella Fumey Director, Press Relations & Digital Communications Tel: +33 1 85 67 40 95 Email: Stella Fumey

Jason Hyonne Press Relations & Social Media Lead Tel: +33 1 47 78 22 89 Email: Jason Hyonne